EMGOLD MINING CORPORATION

Suite 1400 – 570 Granville Street

Vancouver, B.C.  V6C 3P1

www.emgold.com

May 26, 2010

TSX Venture Exchange:    EMR

 US OTC:    EGMCF.PK

 U.S. 20-F Registration:     000-51411

 Frankfurt Stock Exchange: EML

EMGOLD CLOSES SHARES FOR DEBT FINANCING

Emgold Mining Corporation (the "Company" or "Emgold") is pleased to announce that it has closed its previously announced shares for debt financing (see Emgold’s March 4, 2010 press release).  The settlement includes the issuance of 608,135 shares to two parties, at a deemed value of US$0.25 per share, to settle US$152,033.75 of the Company’s outstanding accounts payables accrued during its restructuring in 2009. The shares are subject to a minimum hold period of four months.

Emgold management would like to thank those parties that participated in the shares for debt financing for their ongoing support of the Company.

For more information about Emgold, the Idaho-Maryland Gold Project and the Buckskin Rawhide, Stewart, and Rozan Properties, please visit www.emgold.com.

This release is not an offer of securities for sales in the United States.  Securities may not be offered or sold in the United States absent registration or exemption from registration.

On behalf of the Board of Directors

David G. Watkinson

President & CEO

For further information please contact:

Tel: (530) 271-0679

Email: info@emgold.com

This release was prepared by the Company’s management.  Neither TSX Venture Exchange nor its Regulation Services Provider (as the term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.  For more information on the Company, Investors should review the Company's filings that are available at www.sedar.com or the Company's website at www.emgold.com